SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Juscelino Kubitschek 1830 |03º andar| Conj. 32 Torre 2 - Cond. São Luiz
São Paulo, SP, 04543- 000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

Minutes of the Board of Directors’ Meeting of Gafisa S.A. (“Company”)

held on March 26, 2020

1.    Date, Time and Place: On March 26, 2020, at 11:00 a.m., at the Company’s headquarters, in the City and State of São Paulo, at Av. Pres. Juscelino Kubitschek, 1830, cj. 32, Bloco 2, Cond. Ed. São Luiz, Vila Nova Conceição, CEP: 04543-900 and via conference call.

2.    Call Notice and Attendance: All members of the Company’s Board of Directors attended the meeting, as identified below, therefore, the quorum of installation and approval of the matters of the agenda was verified.

3.    Composition of the Board: Chairman, Sr. Leo Julian Simpson; and Secretary, Mrs. Denise dos Passos Ramos.

4. Agenda: Discuss and deliberate on (i) the renegotiation of private instruments with Public Deed effects, Collateral Mortgage, and Other Covenants Nos. 313.201.952, 191.100.742, 191.100.727, 191.100.897 and 191.100.741, and respective addenda, executed by Gafisa S.A., Corporate Taxpayer’s ID (CNPJ) 01.545.826/0001-07 and Gafisa SPE -130 Empreendimentos imobiliários Ltda., Corporate Taxpayer’s ID (CNPJ) 14.363.671/0001-21 (“SPE 130”), with Banco do Brasil S.A.

5. Resolutions: Members of the Board of Directors unanimously resolved, and without any restrictions, to approve:

5.1. Under terms of Article 20, (u) of the Company’s Bylaws, the renegotiation of Private Instrument, with Public Deed Effects, for a Credit Facility within the Scope of the Real Estate Financing System (SFI), with Collateral Mortgage and Other Covenants No. 313.201.952, executed on 10/07/2013 between Banco do Brasil S.A. and Gafisa S.A., and respective addend, mainly consisting of:

(Integral part of the minutes of the Board of Directors’ Meeting of Gafisa S.A. held on March 26, 2020 at 11:00 a.m.) 1/3

(i)     changing credit facility conditions in the summary table (change maturity and payment conditions);

(ii)   monthly enforceability of financial charges after May 2021 – grace period; and

(iii)   Including new collaterals to involve part of lots received in uncrossing transaction with Alphaville Urbanismo.

5.2. Pursuant to Article 20 (u) of the Company’s Bylaws, the renegotiation of Private Instrument, with Public Deed Effects, for a Credit Facility of a Real Estate Project, with Collateral Mortgage and Other Covenants No. 191.100.897, executed on 02/04/2016 between Banco do Brasil S.A and Gafisa SPE-130 Empreendimentos Imobiliários Ltda., and respective addenda under SPE 130’s responsibility, mainly consisting of:

(i)    changing credit facility conditions in the summary table (change maturity and payment conditions);

(ii)   changing financial charges with monthly enforceability after May 2021 – grace period;

(iii) sharing Collaterals with transactions Nos. 191.100.742, 191.100.727 and 191.100.741 under Gafisa S.A.’s responsibility;

(iv) including mandatory engagement of a company to monitor the control of collaterals relating to transactions, within 60 days as of signature of addenda, under the penalty of early maturity.

5.3. Pursuant to Article 20 (u) of the Company’s Bylaws, the renegotiation of private instruments with Public Deed Effects, Collateral Mortgage and Other Covenants Nos. 191.100.742, 191.100.727 and 191.100.741 and respective addenda under Gafisa S.A.’s responsibility, mainly consisting of:

(i)    changing credit facility conditions in the summary table (change maturity and payment conditions);

(ii)  changing financial charges with monthly enforceability after May 2021 – grace period;

(iii) contracting sharing of Collaterals among transactions, as well as sharing Collaterals with transaction No. 191.100.897 under SPE 130’s responsibility;

(iv) including mandatory engagement of a company to monitor the control of collaterals relating to transactions, within 60 days as of signature of addenda, under the penalty of early maturity.

(Integral part of the minutes of the Board of Directors’ Meeting of Gafisa S.A. held on March 26, 2020 at 11:00 a.m.) 2/3

5.4. The Board of Directors also approved the authorization to the Company’s Board of Executive Officers to practice all the acts and sign all the documents necessary to execute the resolution above, including, but not limited to the signature of re-ratification instruments to the Loan Agreements and all other documents related thereto.

5.5. As a result of the approval mentioned above, the Board of Directors ratifies all the collaterals tendered due to referred renegotiation.

6. Closing. With no further matters to be discussed, these minutes were read, approved and signed by the board members. Signatures: Leo Julian Simpson (Chairman), Denise dos Passos Ramos (Secretary). Board members: Leo Julian Simpson; Antonio Carlos Romanoski; Eduardo Laranjeira Jácome; João Antonio Lopes; Nelson Sequeiros Tanure; Thomas Cornelius Azevedo Reichenheim; and Denise dos Passos Ramos.

These minutes are a faithful copy of the original minutes drawn up in the Company’s records.

Denise dos Passos Ramos Secretary

(Integral part of the minutes of the Board of Directors’ Meeting of Gafisa S.A. held on March 26, 2020 at 11:00 a.m.) 3/3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 31, 2020

Gafisa S.A.

By:	/s/ Ian Andrade
Name: Ian Andrade Title: Chief Financial Officer